VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Loan Lauren P. Nguyen, Special Counsel

Re:	Evogene Ltd.
Registration Statement on Form F-1 Initially Submitted on April 26, 2013
(CIK No. 0001574565)

Dear Ms. Nguyen:

On behalf of our client, Evogene Ltd., an Israeli company (the “Company”), we confidentially transmit herewith Amendment No. 3 (“Amendment No. 3”) for review by the Securities and Exchange Commission (the “Commission”) to the above-referenced draft registration statement on Form F-1 (the “Registration Statement”) via the Commission’s EDGAR system. The Registration Statement was initially submitted confidentially to the Commission on April 26, 2013, and Amendments Nos. 1 and 2 thereto were submitted confidentially on June 3, 2013 and July 11, 2013, respectively. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 24, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.	We note that the prospectus contains a number of blanks. In this regard, we note that the Use of Proceeds section on page 26 and Principal Shareholders table on page 96 contain blanks which may not be omitted pursuant to Rule 430A of the Securities Act. Please update these sections in a future amendment.

Response:

The Company acknowledges the Staff’s comment and confirms that it will finalize the blanks in a future amendment.

2.	Before to effectiveness, please file your material agreements and legality opinion for review.

Response:

The Company acknowledges the Staff’s comment and will file its material agreements and legality opinion for review prior to effectiveness.

3.	Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

Response:

The Company acknowledges the Staff’s comment and will include a currently dated consent of its independent registered public accounting firm as an exhibit upon public filing of its Registration Statement.

Capitalization, page 35

4.	We note from the disclosure in the second bullet point on page 35 that the company will complete a reverse stock split immediately prior to the closing of the offering. Please revise the company’s earnings per share and related disclosures throughout the registration statement to give retrospective effect to this reverse stock split. Refer to the guidance outlined in paragraph 64 of IAS 33 and SAB Topic 4C.

Response:

The Company has not yet finalized the reverse stock split. It confirms that it will revise the disclosure throughout the Registration Statement to reflect the reverse stock split in a subsequent amendment.

Contractual Commitments and Contingencies, page 54

5.	The amount of liabilities in respect of grants from the Chief Scientist as reflected in the table on page 54 of $4,062 at December 31, 2012 does not agree to the amount reflected in the company’s consolidated balance sheet at this date of $3,651. Please reconcile and revise these disclosures.

Response:

The Company respectfully submits that the values, as disclosed, are correct and a revision is not necessary. The $4,062 value represents the contractual nominal obligation of the Company with respect to grants received from the Office of the Chief Scientist, whereas the $3,651 value represents the discounted amount of the contractual obligation. As such, the Company has not revised the disclosure.

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Please do not hesitate to contact Joshua Kiernan or Ji Kim at (212) 819-7698 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP White & Case LLP

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